February 4, 2021

VIA EDGAR

Tom Jones

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Tom Jones

Special Counsel

Division of Corporation Finance

Re:	Crown PropTech Acquisitions

Registration Statement on Form S-1

Filed January 21, 2021, as amended

File No. 333-252307

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Crown PropTech Acquisitions that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 1,400 copies of the preliminary prospectus dated February 2, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Ventura
Michael Ventura Managing Director Equity Capital Markets